[SR&Z Letterhead]





                                  July 26, 2005


VIA EDGAR

Christian T. Sandoe
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505



                  Re: BNY/Ivy Multi-Strategy Hedge Fund LLC Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-125447 and 811-21247)
                           -------------------------------------

Dear Mr. Sandoe:

         On behalf of BNY/Ivy Multi-Strategy Hedge Fund LLC (the "Fund"), pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), we have submitted for filing via EDGAR, in accordance with Regulation S-T, pre-effective Amendment No. 1 to the Fund's Registration Statement on Form N-2 ("Amendment No. 1"). The Fund's registration statement was initially filed with the Securities and Exchange Commission (the "Commission") on June 2, 2005.

         Set forth below are the Fund's responses to comments received from the staff of the Commission (the "Staff") by letter dated June 29, 2005 (the "Comment Letter"), as supplemented by our telephone conversation on July 12, 2005.

         The Staff's comments appear in italicized text below. Following each comment is the Fund's response. Capitalized terms used but not defined in this letter have the meanings ascribed to them in Amendment No. 1.

Christian T. Sandoe
Securities and Exchange Commission
July 26, 2005
Page 2



PROSPECTUS
----------

PROSPECTUS SUMMARY -- INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES (PAGE 4)

          1. THE FIFTH SENTENCE OF THE THIRD PARAGRAPH STATES THAT IVY REQUIRES THAT EACH PORTFOLIO MANAGER REPORT, ON AT LEAST A MONTHLY BASIS, ON THE VALUE OF THE FUND'S INVESTMENT IN THE PORTFOLIO FUND MANAGED BY THAT PORTFOLIO MANAGER. THE SECOND SENTENCE OF THE THIRD PARAGRAPH ON PAGE 5 STATES THAT THE FAILURE OF A PORTFOLIO FUND TO PROVIDE, ON A TIMELY OR ACCURATE BASIS, REQUIRED MONTHLY VALUATION INFORMATION TO THE FUND COULD RESULT IN THE LIQUIDATION OF THE FUND'S INVESTMENT IN THE PORTFOLIO FUND. PLEASE RECONCILE THESE STATEMENTS WITH DISCLOSURE IN THE FIRST SENTENCE OF THE SECOND BULLET POINT ON PAGE 14 WHICH STATES THAT THE FUND MAY EFFECT WITHDRAWALS FROM PORTFOLIO FUNDS ONLY AT CERTAIN SPECIFIED TIMES.

              The third sentence of the third paragraph on page 5 of the revised prospectus has been revised to clarify that the failure of a Portfolio Fund to provide, on a timely or accurate basis, required monthly valuation information to the Fund could result in the liquidation of the Fund's investment in the Portfolio Fund at the Fund's next opportunity to withdraw from such Portfolio Fund.

INABILITY TO VOTE OR EXERCISE CONTROL (PAGE 29)

          2. THE FIRST SENTENCE STATES THAT THE FUND WILL HOLD NON-VOTING SECURITIES IN PORTFOLIO FUNDS OR WAIVE THE RIGHT TO VOTE ITS SECURITIES WITH RESPECT TO PORTFOLIO FUNDS. PLEASE ADD DISCLOSURE PROVIDING A CONCISE DESCRIPTION OF THE ARRANGEMENTS UNDER WHICH THE FUND WAIVES ITS VOTING RIGHTS FOR SECURITIES OF THE PORTFOLIO FUNDS IN WHICH THE FUND INVESTS, INCLUDING:

                    o ANY CONTRACTUAL ARRANGEMENTS UNDER WHICH THE FUND WOULD WAIVE ITS VOTING RIGHTS WITH RESPECT TO VOTING SECURITIES;

                    o         WHETHER SUCH WAIVERS WOULD BE IRREVOCABLE;

                    o WHO DETERMINES IF THE FUND WILL WAIVE ITS VOTING RIGHTS (E.G., INVESTMENT ADVISER AND/OR BOARD OF DIRECTORS). IF THE ADVISER MAKES THE DETERMINATION, DISCLOSE WHETHER THE BOARD HAS ADOPTED ANY PROCEDURES FOR WAIVING THE FUND'S VOTING RIGHTS; AND

                    o WHETHER THE FUND'S BOARD OR THE ADVISER WILL CONSIDER THE INTERESTS OF THE FUND'S ADVISER OR THE ADVISER'S OTHER CLIENTS WHEN DECIDING TO WAIVE THE FUND'S VOTING RIGHTS.

          The requested disclosure has been added (please see page 29 of the revised prospectus).

Christian T. Sandoe
Securities and Exchange Commission
July 26, 2005
Page 3

                    o IN ADDITION, EXPLAIN TO US HOW WAIVING VOTING RIGHTS WOULD BE CONSISTENT WITH THE FIDUCIARY OBLIGATIONS OF THE DIRECTORS AND ADVISER TO THE FUND.

          The fiduciary obligations are considered by the Board and Ivy in making decisions regarding the Fund's voting arrangements. The Board has delegated the Fund's investment decisions to Ivy and considers decisions regarding waiver of the Fund's voting rights to be part of the investment process. Prior to the Fund waiving its voting rights (or investing in non-voting securities, if available), Ivy will make a determination whether forgoing the right to vote is consistent with its fiduciary duty as investment adviser to the Fund. In considering such a waiver, Ivy may take into account, among other things, the types of matters on which the Fund would otherwise have the right to vote, and whether Ivy believes that forgoing the ability to vote in such circumstances would adversely affect the Fund in seeking to achieve its investment objective. Consistent with its fiduciary duty, Ivy intends to relinquish the Fund's voting rights where it believes the anticipated advantages to such action outweigh the potential detriments. As noted in the registration statement disclosure, the Portfolio Funds in which the Fund will invest provide their shareholders with an ability to vote only under limited circumstances, if at all. Portfolio Funds generally structure their governing documents so as to minimize the instances in which shareholder voting participation is required. Ivy and the Board therefore consider the increased investment flexibility benefits potentially resulting from forgoing or waiving voting rights as outweighing any lost shareholder voting opportunities. This type of a cost-benefit analysis is fully in accord with the judgments typically exercised by fiduciaries.

                    IN ADDITION, PLEASE DISCLOSE THE POSSIBLE IMPACT ON THE FUND'S OPERATIONS OF THE FUND'S ABILITY TO WAIVE ITS VOTING RIGHTS, INCLUDING

                    o THE IMPACT, IF ANY, THE WAIVER ARRANGEMENT MAY HAVE ON THE ABILITY OF THE FUND AND OTHER CLIENTS OF THE FUND'S ADVISER TO INVEST IN THE SAME PORTFOLIO FUNDS.

          The requested disclosure has been added (please see page 29 of the revised prospectus).


                    PLEASE ALSO ADD DISCLOSURE REGARDING THE POSSIBLE CONSEQUENCES OF THE FUND WAIVING ITS VOTING RIGHTS, INCLUDING

                    o THE POSSIBILITY THE FUND COULD STILL BE DEEMED TO BE AN AFFILIATED PERSON OF A PORTFOLIO FUND AND THEREFORE BE SUBJECT TO THE PROHIBITIONS IN
                              SECTION 17 OF THE INVESTMENT COMPANY ACT
                              NOTWITHSTANDING THAT THE FUND DOES NOT OWN 5
                              PERCENT OR MORE OF THE VOTING SECURITIES OF THE PORTFOLIO FUND.

          The requested disclosure has been added (please see page 29 of the revised prospectus).

Christian T. Sandoe
Securities and Exchange Commission
July 26, 2005
Page 4



PORTFOLIO ACCOUNT ALLOCATIONS (PAGE 31)

          3. THE SECOND SENTENCE STATES THAT PORTFOLIO ACCOUNTS CAN EXPOSE THE FUND TO THEORETICALLY UNLIMITED LIABILITY AND IT IS POSSIBLE, GIVEN THE LEVERAGE AT WHICH CERTAIN OF THE PORTFOLIO MANAGERS WILL TRADE, THAT THE FUND COULD LOSE MORE IN A PORTFOLIO ACCOUNT THAT IS MANAGED BY A PARTICULAR PORTFOLIO MANAGER THAN THE FUND HAS ALLOCATED TO THE PORTFOLIO MANAGER TO INVEST. AS SUCH PORTFOLIO ACCOUNTS WILL BE SUBJECT TO THE LEVERAGING RESTRICTIONS OF SECTION 18(A) OF THE INVESTMENT COMPANY ACT, PLEASE EXPLAIN TO US HOW ALLOCATING ASSETS TO A PORTFOLIO MANAGER WILL EXPOSE THE FUND TO GREATER RISKS/LIABILITY THAN IF THE FUND HAD MADE INVESTMENTS DIRECTLY IN PORTFOLIO FUNDS.

               The allocation of assets to a Portfolio Manager managing a Portfolio Account that is a separate account comprised of a designated portion of the Fund's assets can expose the Fund to greater risk/liability, irrespective of the leveraging restrictions of Section 18(a) of the Investment Company Act, than if the Fund had made an investment in a Portfolio Fund or a Portfolio Account that is a separate investment vehicle for which a Portfolio Manager serves as general partner and in which the Fund would be the sole limited partner. Any investment made by the Fund through a Portfolio Account that is a separate account comprised of a designated portion of the Fund's assets would result in the direct investment by the Fund in each security/financial instrument held in such account and the Fund would bear all of the economic risk AND any potential liabilities associated with each investment. By contrast, in the case of an investment by the Fund in a Portfolio Fund (generally in the capacity of a limited partner) the Fund's economic risk is limited to the extent of its investment in such Portfolio Fund and the Fund would be shielded from any potential liability associated with the investments made by the Portfolio Fund.

USE OF PROCEEDS (PAGE 32)

          4. THE FIRST SENTENCE STATES THAT THE FUND WILL INVEST THE NET PROCEEDS OF THE OFFERING IN ACCORDANCE WITH ITS INVESTMENT OBJECTIVE, INVESTMENT POLICIES AND PRINCIPAL STRATEGIES AS SOON AS PRACTICABLE AFTER INTERESTS ARE SOLD. PLEASE DISCLOSE HOW LONG THE FUND EXPECTS THAT IT WILL TAKE TO BECOME FULLY INVESTED. SEE ITEM 7.2 OF AND GUIDE 1 TO FORM N-2.

              The disclosure has been revised as follows, "The Fund will invest the net proceeds of the offering in accordance with its investment objective, investment policies and principal strategies within a month after receipt of such proceeds by the Fund."

THE FUND'S PORTFOLIO MANAGER (PAGE 41)

          5. THIS SECTION STATES THAT ALEXANDER RABINOVICH IS THE FUND'S PORTFOLIO MANAGER AND IS ASSISTED BY MEMBERS OF IVY'S INVESTMENT TEAM. PLEASE STATE WHETHER MR. RABINOVICH IS THE ONLY INDIVIDUAL WHO HAS PRIMARY RESPONSIBILITY FOR THE MANAGEMENT OF THE FUND. IF ANY OTHER INDIVIDUALS ARE ALSO PRIMARILY RESPONSIBLE FOR THE DAY-TO-DAY MANAGEMENT OF THE FUND'S

Christian T. Sandoe
Securities and Exchange Commission
July 26, 2005
Page 5



PORTFOLIO, PLEASE DISCLOSE THE APPLICABLE INFORMATION IN THIS SECTION AND IN THE PORTFOLIO MANAGER SECTION OF THE STATEMENT OF ADDITIONAL INFORMATION FOR AT LEAST THE FIVE PERSONS WITH THE MOST SIGNIFICANT RESPONSIBILITY FOR THE DAY-TO-DAY MANAGEMENT OF THE FUND'S PORTFOLIO. SEE INSTRUCTION TO FORM 9.1(c) AND ITEM 21 OF FORM N-2.

          Mr. Rabinovich is the only individual who has primary responsibility for the day-to-day management of the Fund.

REPURCHASE OF INTERESTS (PAGE 45)

          6. THE SECOND SENTENCE OF THE THIRD PARAGRAPH STATES THAT IF A MEMBER TENDERS A PORTION OF AN INTEREST AND THE REPURCHASE OF THAT PORTION WOULD CAUSE THE MEMBER'S CAPITAL ACCOUNT BALANCE TO FALL BELOW THIS REQUIRED MINIMUM, THE FUND RESERVES THE RIGHT TO REDUCE THE PORTION OF THE INTEREST TO BE PURCHASED FROM THE MEMBER SO THAT THE REQUIRED MINIMUM BALANCE IS MAINTAINED. PLEASE EXPLAIN TO US HOW THIS POLICY IS CONSISTENT WITH RULE 13e-4(f)(3) UNDER THE SECURITIES EXCHANGE ACT IN THE CONTEXT OF AN OVER-SUBSCRIBED TENDER OFFER.

          Disclosure has been added to the Fund's prospectus that states, "If a Member tenders an amount that would cause the value of its Interest to fall below this required minimum, the Fund reserves the right, when consistent with applicable law, to reduce the amount to be purchased from the Member so that the required minimum balance is maintained or to purchase all of the Member's Interest."

APPENDIX B (PAGE B-2)

          7. THE PRIOR PERFORMANCE OF THE FUND AND PRIVATE FUNDS IS PRESENTED IN THIS SECTION IN TABLES REFLECTING NET RETURNS AND CUMULATIVE RETURNS ON A MONTHLY AND ANNUAL BASIS. PLEASE ALSO DISCLOSE IN THIS SECTION THE AVERAGE ANNUAL TOTAL RETURNS FOR 1, 5, AND 10 YEARS (OR SINCE THE INCEPTION DATE IF LESS THAN 10 YEARS, DISCLOSING THE INCEPTION DATE), AS APPLICABLE, FOR THE FUND AND PRIVATE FUNDS.

               The requested disclosure has been added (please see pages B-3, B-5 and B-8 of the revised Appendix B).

STATEMENT OF ADDITIONAL INFORMATION

BOARD OF MANAGERS (PAGE 18)

          8. THE FIRST SENTENCE OF THE FIRST FULL PARAGRAPH STATES THAT THE FUND HAS A STANDING NOMINATING COMMITTEE. PLEASE STATE IN THIS SECTION WHETHER THE NOMINATING COMMITTEE WILL CONSIDER NOMINEES RECOMMENDED BY MEMBERS AND, IF SO, DESCRIBE THE PROCEDURES TO BE FOLLOWED BY MEMBERS IN SUBMITTING RECOMMENDATIONS. SEE ITEM 18.5(d) OF FORM N-2.

Christian T. Sandoe
Securities and Exchange Commission
July 26, 2005
Page 6



               The requested disclosure has been added (please see page 18 of the revised SAI).

INVESTMENT ADVISORY SERVICES - THE INVESTMENT ADVISER (PAGE 20)

          9. THE FIRST PARAGRAPH STATES THAT THE INVESTMENT MANAGEMENT AGREEMENT WAS APPROVED BY THE BOARD AND THE FUND'S SOLE INITIAL MEMBER ON FEBRUARY 10, 2003 AND DISCLOSURE IN THE FIRST PARAGRAPH ON PAGE 21 STATES THAT THE SUB-ADVISORY AGREEMENT WAS APPROVED BY THE BOARD AND THE FUND'S SOLE INITIAL MEMBER ON THE SAME DATE. AS MORE THAN TWO YEARS HAVE PASSED SINCE THESE CONTRACTS WERE INITIALLY APPROVED, PLEASE DISCLOSE IN THIS SECTION WHETHER THE CONTINUATION OF THESE CONTRACTS HAS BEEN APPROVED BY THE BOARD AND/OR SHAREHOLDERS SINCE THAT TIME. SEE SECTION 15(a)(2) OF THE INVESTMENT COMPANY ACT. IN ADDITION, PLEASE DESCRIBE IN THIS SECTION THE SPECIFIC FACTORS CONSIDERED BY THE BOARD IN APPROVING THESE CONTRACTS AND PLEASE RELATE THESE FACTORS TO THE SPECIFIC CIRCUMSTANCES OF THE FUND AND THE CONTRACTS. IN PARTICULAR, PLEASE EXPLAIN THE BOARD'S CONSIDERATION OF THE FACTORS DISCUSSED ON PAGE 30 OF THE PROSPECTUS WHICH STATES THAT THE ADVISER, IVY AND PORTFOLIO MANAGERS MAY CHARGE FEES TO OTHER ACCOUNTS AND BE ENTITLED TO RECEIVE PERFORMANCE-BASED INCENTIVE ALLOCATIONS FROM OTHER ACCOUNTS THAT ARE LOWER THAN THE FEES AND PERFORMANCE-BASED INCENTIVE ALLOCATIONS TO WHICH THE FUND AND ITS MEMBERS ARE SUBJECT. SEE INSTRUCTION TO ITEM 18.13 OF FORM N-2.

         The requested disclosure has been added (please see pages 20-23 of the revised SAI).

FUND'S PORTFOLIO MANAGER COMPENSATION (PAGE 22)

          10. THE SECOND SENTENCE STATES THAT THE PORTFOLIO MANAGER'S ANNUAL BONUS IS BASED IN PART ON THE GENERAL PERFORMANCE OF THE PORTFOLIOS WHICH HE MANAGES (MEASURED AGAINST THE PERFORMANCE OF OTHER COMPARABLE ACCOUNTS). PLEASE IDENTIFY ANY BENCHMARKS USED TO MEASURE PERFORMANCE AND STATE THE LENGTH OF THE PERIOD OVER WHICH PERFORMANCE IS MEASURED. SEE ITEM 21.2 OF FORM N-2.

               Ivy has informed the Fund that no benchmarks are used for purposes of calculating the performance-based compensation of Mr. Rabinovich.

GENERAL COMMENTS

          11. WHERE A COMMENT IS MADE IN ONE LOCATION, IT IS APPLICABLE TO ALL SIMILAR DISCLOSURE APPEARING ELSEWHERE IN THE REGISTRATION STATEMENT.

         The Fund acknowledges the Staff's comment.

          12. WE NOTE THAT PORTIONS OF THE FILING ARE INCOMPLETE. WE MAY HAVE ADDITIONAL COMMENTS ON SUCH PORTIONS WHEN YOU COMPLETE THEM IN A PRE-EFFECTIVE AMENDMENT, ON

Christian T. Sandoe
Securities and Exchange Commission
July 26, 2005
Page 7



DISCLOSURES MADE IN RESPONSE TO THIS LETTER, ON INFORMATION
SUPPLIED SUPPLEMENTALLY, OR ON EXHIBITS ADDED IN ANY PRE-EFFECTIVE AMENDMENTS.

         The Fund acknowledges the Staff's comment.

         13. IF YOU INTEND TO OMIT CERTAIN INFORMATION FROM THE FORM OF PROSPECTUS INCLUDED WITH THE REGISTRATION STATEMENT THAT IS DECLARED EFFECTIVE IN RELIANCE ON RULE 430A UNDER THE SECURITIES ACT, PLEASE IDENTIFY THE OMITTED INFORMATION TO US SUPPLEMENTALLY, PREFERABLY BEFORE FILING THE FINAL PRE-EFFECTIVE AMENDMENT.

         It is not currently proposed that the Fund will omit information from its registration statement in reliance on Rule 430A under the Securities Act.

         14. PLEASE ADVISE US IF YOU HAVE SUBMITTED OR EXPECT TO SUBMIT AN EXEMPTIVE APPLICATION OR NO-ACTION REQUEST IN CONNECTION WITH YOUR REGISTRATION STATEMENT.

         The Fund has not submitted, nor has it been proposed that the Fund submit, an exemptive application or no-action request in connection with its registration statement.

         15. RESPONSE TO THIS LETTER SHOULD BE IN THE FORM OF A PRE-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 472 UNDER THE SECURITIES ACT. WHERE NO CHANGE WILL BE MADE IN THE FILING IN RESPONSE TO A COMMENT, PLEASE INDICATE THIS FACT IN A SUPPLEMENTAL LETTER AND BRIEFLY STATE THE BASIS FOR YOUR POSITION.

         Responses to the Comment Letter will be made in the form of a pre-effective amendment to the Fund's registration statement filed pursuant to Rule 472 under the Securities Act.

          16. WE URGE ALL PERSONS WHO ARE RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURE IN THE FILINGS REVIEWED BY THE STAFF TO BE CERTAIN THAT THEY HAVE PROVIDED ALL INFORMATION INVESTORS REQUIRE FOR AN INFORMED DECISION. SINCE THE FUND AND ITS MANAGEMENT ARE IN POSSESSION OF ALL FACTS RELATING TO THE FUND'S DISCLOSURE, THEY ARE RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURES THEY HAVE MADE.

          The Fund acknowledges the Staff's comment.

               NOTWITHSTANDING OUR COMMENTS, IN THE EVENT THE FUND REQUESTS ACCELERATION OF THE EFFECTIVE DATE OF THE PENDING REGISTRATION STATEMENT, IT SHOULD FURNISH A LETTER, AT THE TIME OF SUCH REQUEST, ACKNOWLEDGING THAT:

                    o SHOULD THE COMMISSION OR THE STAFF, ACTING PURSUANT TO DELEGATED AUTHORITY, DECLARE THE FILING EFFECTIVE, IT DOES NOT FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO THE FILING;

Christian T. Sandoe
Securities and Exchange Commission
July 26, 2005
Page 8



                    o THE ACTION OF THE COMMISSION OR THE STAFF, ACTING PURSUANT TO DELEGATED AUTHORITY, IN DECLARING THE FILING EFFECTIVE, DOES NOT RELIEVE THE FUND FROM ITS FULL RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THE DISCLOSURE IN THE FILING; AND

                    o THE FUND MAY NOT ASSERT THIS ACTION AS DEFENSE IN ANY PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.

          At such time as the Fund requests acceleration of the effective date of its registration statement, it will furnish a letter acknowledging that

                    o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

                    o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

                    o the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Christian T. Sandoe
Securities and Exchange Commission
July 26, 2005
Page 9



         The Fund believes that the responses set forth above fully address each of the Staff's comments. If you have any questions regarding these responses or require further information, please call me at (212) 756-2131 or Jonathan R. Simon at (212) 756-2047. Thank you for your assistance in this matter.

                                                          Very truly yours,

                                                          /s/ George M. Silfen